Dear Shareholder:

Talisman Energy Inc. would like to provide investors with access to shareholder communications as efficiently and effectively as possible.  Accordingly, we post a number of Company documents on the Talisman website once they are available, giving our shareholders the opportunity to access these documents through the internet rather than receiving paper copies through the mail.  Some of our shareholders have already elected to take advantage of this option for document delivery.  We are pleased to provide you with the opportunity again this year.

Electronic Access to Shareholder Communications

Shareholders may elect to electronically access the following important Company documents easily and quickly:

  Annual Report, including financial statements

  Notice of Meeting of Shareholders

  Management Proxy Circular and proxy related materials

Shareholders who have enrolled for electronic document delivery receive notification by e-mail when a new document has been posted for their viewing.

This initiative is meant to increase convenience for you, provide benefits to our environment, and reduce costs; however, this new approach may not be accessible or suitable for everyone.  For those shareholders who do not wish to avail themselves of electronic access, paper copies will continue to be provided.

How To Enroll for Electronic Delivery of Documents

If you prefer to view documents online, you must have an e-mail account and access to the internet.  To take advantage of electronic delivery, you must enroll online.  Access the  website www.investordeliverycanada.com  and follow the instructions for enrollment.  Please use the 12 character Control Number displayed on the enclosed Voting Instruction Form.  Please record your Enrollment Number and PIN (personal identification number) in a secure place for future reference.

If you hold Talisman Energy Inc. shares in multiple accounts, you will receive meeting packages and a corresponding Control Number for each account.  You must register for each account.  Each account will be coded for electronic delivery of documents and confirmation of your election(s) for this option will be sent to your e-mail address.

Your enrollment for electronic document delivery will remain in effect until you cancel it online.  You may cancel your enrollment at any time by accessing the  www.investordeliverycanada.com  website.

Electronic Voting

In addition to accessing Company documents online, you may also convey voting instructions through the internet for the shares you hold.  Go to www.proxyvotecanada.com and follow the instructions.  You will be asked to enter a Control Number.  If you receive paper copies of Company documents, your Control Number will be printed on your Voting Instruction Form.  If you have enrolled for electronic document delivery, your Control Number will be e-mailed to you.

We hope that you will take advantage of these online services.